BB 3/28


07006018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C. 210 SECTION

SEC FILE NUMBER
8- 31584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1,2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~First St. Louis Securities, Inc.~~
New Name: First Bankers Banc Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8860 Ladue Road, Suite 100
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James R. Lanigan, Jr. (314) 726-2880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ganim, Meder, Childers & Hoering, P.C.
(Name – *if individual, state last, first, middle name*)

8151 Clayton Road, Suite 201 (Address) St. Louis, (City) MO (State) 63117 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KQ 3/30

OATH OR AFFIRMATION

I, James R. Lanigan, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First St. Louis Securities, Inc. , as of December 31, , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Lanigan, Jr - Gamma Omega Investment Club; Investment Number 7R8153532



DIANNE E. MCDONALD
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 06426594
My Commission Expires May 13, 2010

Notary Public

Signature

EX V. President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 Bronze Pointe
Belleville, Illinois 62226

107 Southpointe Drive
Edwardsville, Illinois 62025

Ganim, Meder, Childers & Hoering, P.C.

Certified Public Accountants and Consultants

8151 Clayton Road, Suite 201
St. Louis, Missouri 63117

779 Wall Street
O'Fallon, Illinois 62269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First St. Louis Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First St. Louis Securities, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the nine month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First St. Louis Securities, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the nine month period then ended in conformity with accounting principles generally accepted in the United States of America.

GANIM, MEDER, CHILDERS & HOERING, P.C.

St. Louis, Missouri
February 7, 2007

"Confidential"

FIRST ST. LOUIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 116,997
Deposit with clearing organization	100,000
Miscellaneous receivables	103,301
Note receivable employee	70,833
Securities owned, at market value	11,657,871
Fixed assets, net	43,811
Refundable income taxes	8,956
Deferred tax asset	14,000
Goodwill	3,396,701
Prepaid and other assets	183,144
Total Assets	$ 15,695,614

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 916,966
Income taxes payable	10,000
Payable to clearing organization	7,171,954
Securities sold, not yet purchased, at market value	1,993,378
Note payable	50,012
Total Liabilities	10,142,310
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	5,551,093
Retained earnings	1,211
Total Stockholder's Equity	5,553,304
Total Liabilities and Stockholder's Equity	$ 15,695,614

See accompanying notes to financial statements.

FIRST ST. LOUIS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006

REVENUES	
Principal transactions	$ 3,665,140
Interest and dividends	792,482
Underwriting	50,506
Other income	88,968
Total Revenues	4,597,096
EXPENSES	
Employee compensation and benefits	2,684,991
Interest	798,729
Other operating expenses	735,653
Communications	142,995
Clearing fees	152,296
Rent	128,713
Total Expenses	4,643,377
LOSS BEFORE INCOME TAXES	(46,281)
INCOME TAX EXPENSE	10,000
NET LOSS	$ (56,281)

See accompanying notes to financial statements.

FIRST ST. LOUIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - APRIL 1, 2006	$ 1,000	$ 707,739	$ 1,410,900	$ 2,119,639
Net loss	-	-	(56,281)	(56,281)
Transfers from parent	-	119,327	-	119,327
Dividends paid to parent	-	-	(26,082)	(26,082)
Acquisition by Bankers' Banc Investment Services, LLC	-	4,724,027	(1,327,326)	3,396,701
BALANCE - DECEMBER 31, 2006	$ 1,000	$ 5,551,093	$ 1,211	$ 5,553,304

See accompanying notes to financial statements.

"Confidential"

FIRST ST. LOUIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,281)
Adjustments to reconcile net loss to net cash used in operating activities -	
Depreciation	19,107
Changes in assets and liabilities:	
Miscellaneous receivables	1,588
Securities owned, at market value	(3,144,179)
Other assets	(17,593)
Accounts payable and accrued expenses	438,844
Securities sold, not yet purchased, at market value	1,993,378
Payable to clearing organization	583,231
Income tax refundable/payable	85,247
Net Cash Used in Operating Activities	(96,658)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(6,901)
Payments received on note receivable employee	37,501
Net Cash Provided by Investing Activities	30,600
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from borrowing on note payable	50,012
Dividends paid to parent	(26,082)
Transfers from parent	119,327
Net Cash Provided by Financing Activities	143,257
NET CHANGE IN CASH AND CASH EQUIVALENTS	77,199
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	39,798
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 116,997

See accompanying notes to financial statements.

FIRST ST. LOUIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First St. Louis Securities, Inc. (the Company) is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of First St. Louis Capital Markets, Inc. Furthermore, First St. Louis Capital Markets, Inc is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Miscellaneous Receivables

Miscellaneous receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Goodwill

In accordance with Statements of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. As of December 31, 2006, there were no changes in the carrying value of goodwill.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in other income.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Bankers' Banc Investment Services, LLC. Federal and state income taxes are calculated as if the Company filed on a separate basis.

Advertising Costs

Advertising costs are expensed in the year incurred. Advertising costs totaled $24,368 for the nine months ended December 31, 2006.

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear certain of its customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist primarily of fixed income securities at market value, as follows:

	Owned	Sold
Obligations of U.S. Government Agencies	$ 6,302,332	$ 1,993,378
State and municipal obligations	5,302,553	-
Corporate bonds	52,986	-
	$ 11,657,871	$ 1,993,378

NOTE 4: FIXED ASSETS

Fixed assets consist of the following at December 31, 2006:

Equipment	$ 39,686
Furniture and fixtures	6,106
Fixed assets, at cost	45,792
Less – accumulated depreciation	(1,981)
Fixed assets, net	$ 43,811

Depreciation charged to expense was $19,107 for the nine months ended December 31, 2006.

NOTE 5: PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 0.5% over the federal funds rate of interest of 5.25% at December 31, 2006 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2006 was $7,171,954.

FIRST ST. LOUIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6: INCOME TAXES

The provision for income taxes for the nine months ended December 31, 2006 consists of the following:

Current income tax expense	$ 10,000

The provision for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

Expected tax provision (benefit) at a 34% rate	$ (15,735)
Nondeductible expenses	45,535
Income from tax-exempt securities	(19,800)
	$ 10,000

The net deferred tax assets (liabilities) in the accompanying balance sheets include the following components:

Deferred tax assets:	
Alternative minimum tax credits	$ 30,815
Deferred tax liabilities:	
Depreciation	(16,815)
Net deferred tax asset	$ 14,000

NOTE 7: NOTE PAYABLE

The Company has a $600,000 line of credit to a bank and has a balance of $50,012 at December 31, 2006. The line of credit has interest at 8.25% payable monthly and matures on December 1, 2011.

NOTE 8: EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. Employer contributions charged to expense were $63,714 for the nine months ended December 31, 2006.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2006, the Company had net capital, as defined, of $1,371,963, which exceeded the minimum requirements of $100,000 as of December 31, 2006 by $1,271,963. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to one. As of December 31, 2006, the ratio of aggregate indebtedness to net capital for the Company was .71 to 1.

NOTE 10: OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2006 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

FIRST ST. LOUIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 11: OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through June 2007 and Overland Park, Kansas through July 2009. Rent expense for the nine months ended December 31, 2006 was $128,713. As of December 31, 2006, the future minimum rental payments are as follows:

2007	$ 109,443
2008	42,282
2009	24,996
	$ 176,721

NOTE 12: ACQUISITION

On November 15, 2006, First St. Louis Capital Markets, Inc., the parent company of First St. Louis Securities, Inc. was acquired by Bankers' Banc Investment Services, LLC. The closing purchase price was $5,552,093 with an additional earn-out purchase price which shall be in the aggregate between $0 and $3,331,256. The business combination was accounted for by the purchase method.

The acquisition was accounted for by the purchase method, whereby the underlying assets and liabilities are recorded by the Company at their fair value. At December 31, 2006, the excess of the total consideration over the fair value of assets and liabilities was $3,396,701. This amount was reported on the balance sheet at December 31, 2006 as goodwill. The goodwill is to be periodically tested for impairment.

The assets acquired and liabilities assumed were as follows:

Assets Acquired:	
Cash	$ 29,174
Deposit with clearing organization	100,000
Miscellaneous receivables	121,622
Note receivable employee	75,000
Securities owned, at market value	13,416,326
Fixed assets	45,792
Refundable income taxes	8,956
Deferred tax asset	14,000
Goodwill	3,396,701
Other assets	154,841
Total Assets Acquired	17,362,412
Liabilities Assumed:	
Accounts payable and accrued expenses	(504,294)
Income taxes payable	(10,000)
Payable to clearing organization	(11,034,148)
Securities sold, not yet purchased, at market value	(261,877)
Total Liabilities Assumed	(11,810,319)
Closing Purchase Price	$ 5,552,093

NOTE 13: ADDITIONAL CASH FLOW INFORMATION

Non-cash activities for the nine months ended December 31, 2006 are summarized below:

Acquisition by Bankers' Banc Investment Services, LLC:	
Purchased goodwill	$ 3,396,701

Cash transactions for the nine months ended December 31, 2006 are as follows:

Interest paid	$ 798,729

1 Bronze Pointe
Belleville, Illinois 62226

107 Southpointe Drive
Edwardsville, Illinois 62025

Ganim, Meder, Childers & Hoering, P.C.

Certified Public Accountants and Consultants

8151 Clayton Road, Suite 201
St. Louis, Missouri 63117

779 Wall Street
O'Fallon, Illinois 62269

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
First St. Louis Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of First St. Louis Securities, Inc. as of and for the nine month period ended December 31, 2006, and have issued our report thereon dated February 7, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GANIM, MEDER, CHILDERS & HOERING, P.C.

St. Louis, Missouri
February 7, 2007

"Confidential"

Member: American Institute of Certified Public Accountants • Illinois CPA Society • Missouri Society of Certified Public Accountants
www.gmchcpa.com

FIRST ST. LOUIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

TOTAL STOCKHOLDER'S EQUITY	$	5,553,304
NON-ALLOWABLE ASSETS		
Furniture and equipment, net		43,811
Miscellaneous receivables		12,879
Note receivable employee		70,833
Securities owned, at market value		19,979
Refundable income taxes		8,956
Deferred income tax assets		14,000
Goodwill		3,396,701
Prepaid and other assets		183,144
Total Non-Allowable Assets		3,750,303
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,803,001
HAIRCUTS ON SECURITIES		
Exempted securities		197,064
Debt securities		233,974
Total Haircut on Securities		431,038
NET CAPITAL	$	1,371,963
AGGREGATE INDEBTEDNESS	$	976,978
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	65,131
Minimum Dollar Net Capital Requirement	$	100,000
Net Capital Requirement (greater of above)	$	100,000
Excess Net Capital	$	1,271,963
Excess Net Capital at 1,000%	$	1,274,265
Ratio of Aggregate Indebtedness to Net Capital		.71 to 1

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

1 Bronze Pointe
Belleville, Illinois 62226

107 Southpointe Drive
Edwardsville, Illinois 62025

Ganim, Meder, Childers & Hoering, P.C.

Certified Public Accountants and Consultants

8151 Clayton Road, Suite 201
St. Louis, Missouri 63117

779 Wall Street
O'Fallon, Illinois 62269

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors of
First St. Louis Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of First St. Louis Securities, Inc. (the Company) for the nine month period ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following, (1) making the quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of First St. Louis Securities, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GANIM, MEDER, CHILDERS & HOERING, P.C.

St. Louis, Missouri
February 7, 2007

END